Exhibit 99.(d)(3)

April 12, 2015

The Alger Portfolios

360 Park Avenue South

New York, NY 10010

Dear Sirs:

Fred Alger Management, Inc. (“FAM”) hereby agrees to waive fees owed to it by, or to reimburse expenses of, the Portfolio listed on Schedule A for the time period indicated. FAM will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include interest, taxes, brokerage or extraordinary expenses.

FAM understands and intends that the Fund will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the Portfolio’s expenses for purposes of calculating net asset value and for other purposes.

This agreement may not be terminated during the time period indicated.  Subject to the expense limitation indicated, FAM may recoup from the Portfolio management fees it waives or expenses it reimburses, but only from fees it collects in the same year.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

Fred Alger Management, Inc.

/s/ Hal Liebes
By: Hal Liebes, EVP

Accepted by:
The Alger Portfolios

/s/ Hal Liebes
By: Hal Liebes, President

SCHEDULE A

Portfolio Name	Fiscal Year End	Expense Cap	Expense Cap Period End
Alger SMid Cap Growth Portfolio, Class I-2	December 31	0.99%	April 30, 2016